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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)


                               (AMENDMENT NO. 3)*







                                  AEROGEN, INC.
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                                (Name of Issuer)



                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)



                                    00777910
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                                 (CUSIP Number)



                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)




     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)



          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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
Item 1(a).      Name of Issuer:  Aerogen, Inc.


Item 1(b).      Address of Issuer's Principal Executive Offices:
                2071 Stierlin Court
                Mountain View, CA 94043


Item 2(a). Names of Persons Filing: Chemicals and Materials Enterprise Associates, Limited Partnership ("CMEA"), NEA Chemicals and Materials Partners, Limited Partnership ("CMEA Partners"), which is a general partner of CMEA, and Cornelius C. Bond, Jr. ("Bond"), Nancy L. Dorman ("Dorman"), C. Richard Kramlich ("Kramlich"), Thomas C. McConnell ("McConnell") and Charles W. Newhall III ("Newhall" and, collectively with Bond, Dorman, Kramlich and McConnell, the "General Partners"), and Thomas R. Baruch ("Baruch") and Donald L. Murfin ("Murfin"). The General Partners are individual general partners of CMEA Partners. Baruch and Murfin are individual general partners of CMEA. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."


Item 2(b).      Addresses of Principal Business Offices or, if None, Residences:
                The address of the principal business office of CMEA Partners, Bond, Dorman, Murfin and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of CMEA and Baruch is One Embarcadero Center, Suite 3250, San Francisco, CA 94111.


Item 2(c). Citizenship: Each of CMEA and CMEA Partners is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners, Baruch and Murfin is a United States citizen.


Item 2(d). Title of Class of Securities: Common Stock, $0.001 par value ("Common Stock").


Item 2(e).      CUSIP Number:  00777910.


Item 4.         Ownership:  Not Applicable.


Item 5. Ownership of Five Percent or Less of a Class: Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Common Stock of Aerogen, Inc.





                ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 10, 2003 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF AEROGEN, INC. REMAIN UNCHANGED.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2004




CHEMICALS AND MATERIALS ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP


By:  NEA Chemicals and Materials Partners, Limited Partnership


     By:              *
         ------------------------------
         Charles W. Newhall III
         General Partner

NEA CHEMICALS AND MATERIALS PARTNERS, LIMITED PARTNERSHIP


By:                   *
     ----------------------------------
     Charles W. Newhall III
     General Partner


                      *
---------------------------------------
Thomas R. Baruch


                      *
---------------------------------------
Cornelius C. Bond, Jr.


                      *
---------------------------------------
C. Richard Kramlich


                      *
---------------------------------------
Thomas C. McConnell


                      *
---------------------------------------
Donald L. Murfin

                      *
---------------------------------------
Charles W. Newhall III






                                              /s/ Nancy L. Dorman
                                              ----------------------------------
                                              Nancy L. Dorman, in her individual
                                              capacity and as Attorney-in-Fact








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* This Schedule 13G was executed by Nancy L. Dorman pursuant to a Power of
  Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and is attached hereto as Exhibit 2.

                                                                       EXHIBIT 1
                                                                       ---------


                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Aerogen, Inc.

Date:  February 12, 2004





CHEMICALS AND MATERIALS ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP


By:  NEA Chemicals and Materials Partners, Limited Partnership


     By:              *
         ------------------------------
         Charles W. Newhall III
         General Partner


NEA CHEMICALS AND MATERIALS PARTNERS, LIMITED PARTNERSHIP


By:                   *
     ----------------------------------
     Charles W. Newhall III
     General Partner


                      *
---------------------------------------
Thomas R. Baruch


                      *
---------------------------------------
Cornelius C. Bond, Jr.


                      *
---------------------------------------
C. Richard Kramlich


                      *
---------------------------------------
Thomas C. McConnell


                      *
---------------------------------------
Donald L. Murfin

                      *
---------------------------------------
Charles W. Newhall III







                                              /s/ Nancy L. Dorman
                                              ----------------------------------
                                              Nancy L. Dorman, in her individual
                                              capacity and as Attorney-in-Fact




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* This Schedule 13G was executed by Nancy L. Dorman pursuant to a Power of
  Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and is attached hereto as Exhibit 2.

                                                                       EXHIBIT 2
                                                                       ---------



                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 23rd day of April, 1991.




                                                 /s/ Raymond L. Bank
                                                 -------------------------------
                                                 Raymond L. Bank


                                                 /s/ Thomas R. Baruch
                                                 -------------------------------
                                                 Thomas R. Baruch


                                                 /s/ Cornelius C. Bond, Jr.
                                                 -------------------------------
                                                 Cornelius C. Bond, Jr.


                                                 /s/ Frank A. Bonsal, Jr.
                                                 -------------------------------
                                                 Frank A. Bonsal, Jr.


                                                 /s/ James A. Cole
                                                 -------------------------------
                                                 James A. Cole

                                                 /s/ Nancy L. Dorman
                                                 -------------------------------
                                                 Nancy L. Dorman


                                                 /s/ Neal M. Douglas
                                                 -------------------------------
                                                 Neal M. Douglas


                                                 /s/ John W. Glynn, Jr.
                                                 -------------------------------
                                                 John W. Glynn, Jr.


                                                 /s/ Curran W. Harvey
                                                 -------------------------------
                                                 Curran W. Harvey


                                                 /s/ Ronald Kase
                                                 -------------------------------
                                                 Ronald Kase


                                                 /s/ C. Richard Kramlich
                                                 -------------------------------
                                                 C. Richard Kramlich


                                                 /s/ Robert F. Kuhling
                                                 -------------------------------
                                                 Robert F. Kuhling


                                                 /s/ Arthur J. Marks
                                                 -------------------------------
                                                 Arthur J. Marks


                                                 /s/ Thomas C. McConnell
                                                 -------------------------------
                                                 Thomas C. McConnell


                                                 /s/ Donald L. Murfin
                                                 -------------------------------
                                                 Donald L. Murfin


                                                 /s/ H. Leland Murphy
                                                 -------------------------------
                                                 H. Leland Murphy

                                                 /s/ John M. Nehra
                                                 -------------------------------
                                                 John M. Nehra


                                                 /s/ Charles W. Newhall III
                                                 -------------------------------
                                                 Charles W. Newhall III


                                                 /s/ Terry L. Opdendyk
                                                 -------------------------------
                                                 Terry L. Opdendyk


                                                 /s/ Barbara J. Perrier
                                                 -------------------------------
                                                 Barbara J. Perrier


                                                 /s/ C. Vincent Prothro
                                                 -------------------------------
                                                 C. Vincent Prothro


                                                 /s/ C. Woodrow Rea, Jr.
                                                 -------------------------------
                                                 C. Woodrow Rea, Jr.


                                                 /s/ Howard D. Wolfe, Jr.
                                                 -------------------------------
                                                 Howard D. Wolfe, Jr.


                                                 /s/ Nora M. Zietz
                                                 -------------------------------
                                                 Nora M. Zietz